Exhibit 99.1

October 16, 2011

Silver Quest Resources Ltd.
650 West Georgia Street, Suite 1410
Vancouver, British Columbia
V6B 4N8

Attention:	Randy Turner

President and Chief Executive Officer

Dear Sir:

Business Combination between New Gold Inc. and Silver Quest Resources Ltd.

This letter (the “Letter Agreement”) is to set out our agreement with respect to the proposed business combination of Silver Quest Resources Ltd. (“Silver Quest”) and New Gold Inc. (“New Gold”) pursuant to a transaction (the “Transaction”) whereby the holders of all of the common shares of Silver Quest (“Silver Quest Shares”) will receive common shares of New Gold (“New Gold Shares”) on the basis of 0.09 of a New Gold Share (the “Exchange Ratio”) for each one Silver Quest Share as a result of which Silver Quest will become a wholly-owned subsidiary of New Gold.  In addition, as part of the Transaction, Silver Quest will transfer all of:

(a)
Silver Quest’s assets (except for: (i) its interests in the Davidson and Capoose properties located in British Columbia (collectively, the “Properties”) and (ii) a portion of the cash resulting from the exercise of warrants of Silver Quest effected after the date of this Letter Agreement, as contemplated in Section 1(a)); and

(b)
Silver Quest’s obligations, debts and liabilities (except for those relating to the Properties, to the extent described in section 7 of the Silver Quest Disclosure Memorandum (as such term is defined herein)), to a newly incorporated wholly-owned subsidiary (“Spinco”) of Silver Quest, in which New Gold will subscribe for, in consideration of $3.5 million, Spinco common shares (“Spinco Shares”), in any event for such number of Spinco Shares that will result in New Gold holding an aggregate of 9.9% of the Spinco Shares outstanding at the time of the Arrangement (as such term is defined herein).  The holders of Silver Quest Shares will receive the remainder of Spinco Shares on the basis of one Spinco Share for each three Silver Quest Shares.  Upon completion of the Transaction, New Gold will also advance $1 million, by way of unsecured, non-interest bearing loan, repayable at any time prior to maturity, to Spinco, to be evidenced by a promissory note to be issued by Spinco to New Gold which shall be due and repaid: (i) upon and from the proceeds of the exercise of Silver Quest Warrants (or Spinco warrants issued to replace Silver Quest Warrants) assumed by Spinco as a result of the Transaction, (ii) upon the completion of and from the proceeds of any equity financing of Spinco, and (iii) in any event shall be fully due and repaid on July 31, 2013.

We anticipate that the Transaction will be structured as an acquisition of shares by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).  The final structure will be mutually determined by Silver Quest and New Gold based on tax, securities, corporate law and other considerations.  Each of Silver Quest and New Gold shall herein be collectively referred to as the “Parties” and, individually, as a “Party”, as applicable.  Closing of the Transaction is referred to as the “Closing”.  References to Silver Quest or New Gold include any subsidiaries of Silver Quest or New Gold, as the case may be, unless the context requires otherwise.

For the purposes of this Letter Agreement, “Material Adverse Effect” means, in respect of either Party, an effect that is material and adverse to the business, properties, assets, liabilities, obligations (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence:

(i)	relating to the global economy, political conditions or securities markets in general;

(ii)	affecting the worldwide precious metals mining industry in general, including any decrease in the price of gold and/or silver;

(iii)	relating to a change in the market trading price of publicly traded securities of that Party, either:

(A)	related to this Letter Agreement and the Transaction or the announcement thereof, or

(B)
related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), or (vi) hereof;

(iv)	the exchange ratio between the United States dollar and the Canadian dollar;

(v)
relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that Party any of its subsidiaries and material joint ventures) or in applicable accounting principles; or

(vi)	attributable to the announcement or pendency of this Letter Agreement or the Transaction, or otherwise contemplated by or resulting from the terms of this Letter Agreement,

provided, however, that such effect referred to in clause (i), (ii), (iv) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its subsidiaries, taken as a whole, or disproportionately adversely affect that Party and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its subsidiaries operate.

Contemporaneous with the execution and delivery of this Letter Agreement (as a condition in favour of New Gold) Silver Quest shall deliver to New Gold lock-up agreements in form and substance satisfactory to New Gold, from all of the directors and officers of Silver Quest pursuant to which such persons agree to support the Transaction.

1.	Basis of Transaction:

(a)
Silver Quest Securities: There are currently outstanding 109,983,033 Silver Quest Shares and options, warrants, convertible or exchangeable securities and other rights to acquire Silver Quest Shares which entitle the holders thereof to acquire up to 13,895,746 Silver Quest Shares at prices ranging between $0.10 and $1.30 and terminating no later than September 12, 2016 (collectively, the “Convertible Securities”), particulars of which are set out in a memorandum executed and delivered to New Gold and dated the date of this Letter Agreement (the “Silver Quest Disclosure Memorandum”).  Except as otherwise contemplated herein and except as specified in the Silver Quest Disclosure Memorandum, no additional securities of Silver Quest shall be issued, and none of the terms of any of the currently outstanding Convertible Securities of Silver Quest shall be amended, prior to the completion of the Transaction unless required by the terms of the Transaction.

Each option to acquire Silver Quest Shares (a “Silver Quest Option”) outstanding at the effective time of the Arrangement (the “Effective Time”) will be exchanged in the Arrangement for that number of Silver Quest Shares equal to the “in-the-money” value of such Silver Quest Option (based on the volume weighted average closing price of the Silver Quest Shares on the TSX-V for each of the five trading days immediately preceding the day prior to the effective date of the Arrangement), and such Silver Quest Shares so issued shall then be exchanged for New Gold Shares on the basis of the Exchange Ratio and for Spinco Shares on the same basis as other Silver Quest Shares.

Each warrant to acquire Silver Quest Shares (a “Silver Quest Warrant”) outstanding at the Effective Time shall be adjusted in accordance with its terms, arranged, amended, or replaced by new warrants in such manner as New Gold and Silver Quest, acting reasonably, shall determine so that the holder of such Silver Quest Warrant will be entitled, upon exercise after the Effective Time, to that number of New Gold Shares and that number of Spinco Shares the holder would have received, pursuant to the Arrangement, had the holder exercised the Silver Quest Warrant to acquire Silver Quest Shares prior to the Effective Time; and, after the Effective Time, the exercise price of such warrant shall be allocated as to 80% in respect to such New Gold Shares and as to 20% in respect of such Spinco Shares.  It is further agreed by Silver Quest that 80% of the proceeds of Silver Quest Warrants exercised prior to the Effective Time of the Arrangement will be preserved and remain in Silver Quest at such Effective Time and the remaining 20% will be transferred to Spinco.

(b)	New Gold Securities: The number of outstanding New Gold Shares and the number of convertible securities to acquire New Gold Shares are set out in Section 5(j).

2.	Access to Information:

(a)
New Gold and its accountants, legal counsel, technical and financial advisors and other representatives thereof shall be entitled to, subject to obtaining any necessary consents of third parties, full access during normal business hours to all properties, information and records relating to Silver Quest including, but not limited to, all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever, for the purposes of conducting legal, financial and technical due diligence investigations.  Silver Quest and its legal counsel, technical and financial advisors will be given access to senior management of New Gold for the purposes of conducting a legal, financial and technical due diligence session.

(b)
Until Closing, each Party shall promptly notify the other Party of any material change relating to its business, operations, assets, properties or prospects, promptly after becoming aware of any such development or change.

(c)
Any investigation made by the Parties and their respective advisors shall not mitigate, diminish or affect the representations or warranties made by and to other Party under Sections 4 and 5 of this Letter Agreement.

3.	Definitive Agreement:

The Parties agree to negotiate in good faith and use their best efforts to enter into a definitive agreement providing for the Transaction and consistent with the terms hereof (the “Definitive Agreement”) as soon as possible which will replace and supersede this Letter Agreement in its entirety.  The Definitive Agreement shall be in form and substance satisfactory to each of the Parties and shall include customary terms and conditions consistent with industry practice, including representations and warranties, covenants (including a covenant on the part of Silver Quest that it will recommend that its Shareholders, and if required option and/or warrant holders, vote in favour of the Transaction subject to customary fiduciary out provisions) conditions and completion mechanics (including, without limitation, the representations and warranties, covenants, conditions and completion mechanics contained in this Letter Agreement to the extent still applicable), for a transaction of the nature of the Transaction.

The initial draft of the Definitive Agreement shall be prepared by counsel to New Gold.

4.	Representations and Warranties of Silver Quest:

Silver Quest hereby represents and warrants to and in favour of New Gold as follows and acknowledges that New Gold is relying upon such representations and warranties in connection with the matters contemplated by this Letter Agreement:

(a)
Silver Quest and each of its subsidiaries (collectively, the “Silver Quest Group”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power, authority and capacity, and holds all material titles, licences, contractual interests and permits required for the Silver Quest Group to own or lease its properties and assets and to carry on its business as now conducted by it except where the failure to hold such licences, contractual interests or permits individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Silver Quest Group taken as a whole.

(b)	Neither the execution and delivery of this Letter Agreement by Silver Quest nor the consummation of the Transaction will conflict with or result in:

(i)
a violation, contravention or breach of any of the terms, conditions or provisions of any agreement or instrument to which any member of the Silver Quest Group is a party or by which any member of the Silver Quest Group is bound or constitute a default by any member of the Silver Quest Group thereunder, or under any statute, regulation, judgment, decree or law to which any member of the Silver Quest Group is subject or bound, or result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever (collectively, “Encumbrances” and, individually, an “Encumbrance”) upon the assets of any member of the Silver Quest Group, other than as disclosed by Silver Quest in the Silver Quest Disclosure Memorandum; or

(ii)
a violation by any member of the Silver Quest Group of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over any member of the Silver Quest Group, other than any such violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Silver Quest on a consolidated basis.

(c)
Other than as disclosed in the Silver Quest Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase of any interest in the Properties.  Other than disclosed by Silver Quest in the Silver Quest Disclosure Memorandum, the completion of the Transaction on the part of Silver Quest will not require the consent of any third party or regulatory authority.

(d)
Silver Quest has all necessary power, authority and capacity to enter into this Letter Agreement and all other agreements and instruments to be executed by Silver Quest as contemplated by this Letter Agreement and to carry out the obligations thereof under this Letter Agreement and such other agreements and instruments.

(e)
The execution and delivery of this Letter Agreement has been authorized by all necessary corporate action of Silver Quest and this Letter Agreement constitutes a valid and binding obligation of Silver Quest enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)
Other than as disclosed in the Silver Quest Disclosure Memorandum, Silver Quest has not entered into any agreement that would entitle any person to any valid claim against Silver Quest or New Gold for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this Letter Agreement.

(g)
All severance payments or termination payments that Silver Quest is obligated to pay to all persons including, without limitation, consultants, directors, officers, employees or agents, are disclosed in the Silver Quest Disclosure Memorandum.

(h)
Silver Quest is not subject to any cease trade or other similar order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Silver Quest, no investigation or other proceedings involving Silver Quest which may operate to prevent or restrict trading of any securities of Silver Quest are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(i)
The audited consolidated financial statements of Silver Quest for the year ended February 28, 2011 and the unaudited interim consolidated financial statements for the period ended May 31, 2011 (collectively, the “Silver Quest Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and International Financial Reporting Standards, as the case may be, and are true, correct and complete in all material respects and present fairly the financial condition of Silver Quest as at February 28, 2011 and May 31, 2011, respectively.  Other than as disclosed in the Silver Quest Documents (as defined herein), there has been no material change to the financial condition of the Silver Quest Group since May 31, 2011.

(j)
There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Silver Quest, threatened against Silver Quest before any court, regulatory or administrative agency or tribunal.

(k)
Other than as disclosed in the Silver Quest Documents, each member of the Silver Quest Group is in compliance in all material respects with applicable laws.  Other than as disclosed in the Silver Quest Documents, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Silver Quest, threatened against any member of the Silver Quest Group, or any potential environmental liability or non-compliance by any member of the Silver Quest Group, that individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on Silver Quest on a consolidated basis.

(l)
As of the date hereof, there are 109,983,033 Silver Quest Shares outstanding.  Other than as disclosed in the Silver Quest Disclosure Memorandum: (i) there are no options, warrants or other rights convertible into Silver Quest Shares outstanding; and (ii) no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Silver Quest.

(m)
Silver Quest has disclosed and otherwise filed with the securities regulatory authorities, stock exchanges and all applicable regulatory authorities a true and complete copy of all material information, including all press releases, forms, reports, financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be filed by it (such disclosure, forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Silver Quest Documents”).  The Silver Quest Documents, at the time filed or, if amended, as of the date of such amendment: (i) were true, correct and complete in all material respects and did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Silver Quest, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Silver Quest; and (iii) constitute full, true and plain disclosure.  Silver Quest has not filed any confidential material change or other report or other document with any securities regulatory authorities, stock exchange or other regulatory authority which at the date hereof remains confidential.

(n)
The information and statements contained in this Letter Agreement are true and correct in all material respects and together with the Silver Quest Documents and the Silver Quest Disclosure Memorandum, constitute full, true and plain disclosure of all material facts relating to the Silver Quest Group on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained herein and therein not misleading in light of the circumstances in which they were made.

(o)
Other than as disclosed in the Silver Quest Disclosure Memorandum, applying customary standards in the mining industry, Silver Quest has sufficient title, free and clear of any title defect or Encumbrance, to the Properties and its other significant mineral properties except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Silver Quest.

(p)
The Silver Quest Shares are listed and posted for trading on the TSX Venture Exchange (the “TSX-V”).  Silver Quest is not subject to ongoing reporting requirements under United States Securities Exchange Act of 1934, as amended.

(q)
The board of directors of Silver Quest (the “Silver Quest Board”) has received a verbal opinion from Paradigm Capital Inc., (“Paradigm”), the financial advisor to the Silver Quest Board and the Special Committee of the Silver Quest Board, that the consideration payable to the Silver Quest shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Silver Quest shareholders and the Silver Quest Board has: (i) determined that the consideration payable to the Silver Quest securityholders pursuant to the Arrangement is fair to the Silver Quest securityholders and the Arrangement is in the best interests of Silver Quest; (ii) determined to recommend that the Silver Quest securityholders, as required, vote in favour of the Silver Quest Resolution; and (iii) authorized the entering into of this Letter Agreement, and the performance of its provisions, by Silver Quest.

(r)
The Silver Quest Board may in accordance with the terms of, and will take all action necessary to defer the “Separation Time” under Silver Quest’s shareholder rights plan dated June 24, 2011 (the “Silver Quest Rights Plan”) with respect to the Transaction and the entering into this Letter Agreement and the Definitive Agreement, and will, prior to the Closing, take all other actions to ensure that the completion of the Transaction will not constitute a “Flip-In Event” under the Silver Quest Rights Plan and that the Silver Quest Rights Plan will not otherwise affect the completion of the Arrangement and the other transactions and agreements contemplated by this Letter Agreement.

(s)
Other than as disclosed in the Silver Quest Disclosure Memorandum, Silver Quest does not have any material existing or potential liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the Silver Quest Financial Statements.

5.	Representations and Warranties of New Gold:

New Gold hereby represents and warrants to and in favour of Silver Quest as follows and acknowledges that Silver Quest is relying upon such representations and warranties in connection with the matters contemplated by this Letter Agreement:

(a)
New Gold and each of its subsidiaries (collectively the “New Gold Group”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power, authority and capacity, and holds all material titles, contractual interests, licenses and permits required for the New Gold Group, to own or lease its properties and assets and to carry on its business as now conducted by it except where the failure to hold such licences, contractual interests or permits individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the New Gold Group taken as a whole.

(b)	Neither the execution and delivery of this Letter Agreement by New Gold nor the consummation of the Transaction will conflict with or result in:

(i)
a violation, contravention or breach of any of the terms, conditions or provisions of any agreement or instrument to which any member of the New Gold Group is a party or by which any member of the New Gold Group is bound or constitute a default by any member of the New Gold Group thereunder, or under any statute, regulation, judgment, decree or law to which any member of the New Gold Group is subject or bound, or result in the creation or imposition of any Encumbrance upon the assets of any member of the New Gold Group; or

(ii)
a violation by any member of the New Gold Group of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over any member of the New Gold Group, other than any such violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on New Gold on a consolidated basis.

(c)
Other than as disclosed in the New Gold Documents (as hereinafter defined), no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any member of the New Gold Group of any of the material assets or properties of the New Gold Group.  The completion of the Transaction on the part of New Gold will not require the consent of any third party or regulatory authority other than the approval of the Toronto Stock Exchange (“TSX”) and NYSE Amex.

(d)
New Gold has all necessary power, authority and capacity to enter into this Letter Agreement and all other agreements and instruments to be executed by New Gold as contemplated by this Letter Agreement and to carry out the obligations thereof under this Letter Agreement and such other agreements and instruments.

(e)
The execution and delivery of this Letter Agreement has been authorized by all necessary corporate action of New Gold and this Letter Agreement constitutes a valid and binding obligation of New Gold enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)
New Gold is not subject to any cease trade or other similar order of any applicable stock exchange or securities regulatory authority and, to the knowledge of New Gold, no investigation or other proceedings involving New Gold which may operate to prevent or restrict trading of any securities of New Gold are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(g)
The audited consolidated financial statements of New Gold for the year ended December 31, 2010 and the unaudited interim consolidated financial statements for the period ended June 30, 2011 (collectively, the “New Gold Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and International Financial Reporting Standards, as the case may be, and are true, correct and complete in all material respects and present fairly the financial condition of New Gold as at December 31, 2010 and June 30, 2011, respectively.  Other than as disclosed in the New Gold Documents, there has been no material change in the financial condition of the New Gold Group since June 30, 2011.

(h)
There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of New Gold, threatened against the New Gold Group before any court, regulatory or administrative agency or tribunal.

(i)
Excluding for the purpose of this representation, legal compliance matters that are currently subject to litigation as disclosed in the New Gold Documents, each member of the New Gold Group is in compliance in all material respects with all applicable laws.  Other than as disclosed in the New Gold Documents, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of New Gold, threatened against any member of the New Gold Group which individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on New Gold on a consolidated basis.

(j)
As of the date hereof, there are 450,493,586 New Gold Shares outstanding and there are no options, warrants or other rights convertible into New Gold Shares outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of New Gold other than (i) outstanding convertible securities of New Gold to acquire an aggregate of 73,610,503 New Gold Shares and (ii) a non-material number of New Gold Shares issuable upon certain property agreements.

(k)
New Gold has disclosed and otherwise filed with the securities regulatory authorities, stock exchanges and all applicable regulatory authorities a true and complete copy of all material information, including all press releases, forms, reports, schedules, financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be filed by it (such disclosure, forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “New Gold Documents”).  The New Gold Documents, at the time filed or, if amended, as of the date of such amendment: (i) were true, correct and complete in all material respects and did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over New Gold, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on New Gold; and (iii) constitute full, true and plain disclosure.  New Gold has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other regulatory authority which at the date hereof remains confidential.

(l)
The information and statements contained in this Letter Agreement are true and correct in all material respects and together with the New Gold Documents, constitute full, true and plain disclosure of all material facts relating to the New Gold Group on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained herein and therein not misleading in light of the circumstances in which they were made.

(m)	The New Gold Shares are listed and posted for trading on the TSX and the NYSE Amex.

(n)	The board of directors of New Gold have authorized the entering into of this Letter Agreement, and the performance of its provisions by New Gold.

(o)	New Gold does not have any material existing or potential liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the New Gold Financial Statements.

6.	Covenants of Silver Quest:

Silver Quest hereby covenants and agrees with New Gold as follows:

(a)
Silver Quest will use its commercially reasonable best efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable best efforts to apply for and obtain, and will cooperate with New Gold in applying for and obtaining, the consents, orders and approvals necessary for Silver Quest and New Gold, respectively, to complete the Transaction.  Without limitation to the foregoing, as soon as reasonably practicable following the execution and delivery of the Definitive Agreement, Silver Quest will use its commercially reasonable best efforts to obtain all third party consents, releases, agreements and other documents necessary for the transfer of all of its assets, obligations and liabilities (including without limitation obligations to issue Silver Quest Shares) to be transferred to Spinco and such other consents as may be required to complete the Transaction in a manner mutually satisfactory to the Parties, acting reasonably.

(b)
Subject to obtaining any required consents and except as prohibited by applicable laws, Silver Quest will promptly provide New Gold with any information in the possession or control of Silver Quest relating to the Silver Quest Group and in addition, will provide any information specifically requested by New Gold or its counsel so that New Gold may complete its due diligence investigations.

(c)
Silver Quest will convene and hold a special meeting of its shareholders and, if required by law or the policies of the TSX-V, its warrant holders and/or option holders, (including any adjournment, the “Silver Quest Meeting”) as soon as possible for the purpose of approving the Arrangement (the “Silver Quest Resolution”) and in any event no later than December 27, 2011 (or as otherwise agreed by New Gold), provided that New Gold has satisfied its obligations under Section 7(a) below.  Except as otherwise provided in this Letter Agreement, Silver Quest shall not adjourn or otherwise change the timing of the Silver Quest Meeting without the prior written consent of New Gold, such consent not to be unreasonably withheld.  In connection with the Silver Quest Meeting, as promptly as reasonably practicable, Silver Quest shall prepare a management information circular (the “Silver Quest Circular”) together with any other documents required by applicable laws in connection with the approval of the Silver Quest Resolution and Silver Quest shall give New Gold the opportunity to review and comment on the Silver Quest Circular before they are filed or distributed to the shareholders of Silver Quest, subject to any disclosure obligations imposed on Silver Quest by any securities regulatory authority or any stock exchange.  Subject to the terms of this Letter Agreement, Silver Quest shall: (i) take all commercially reasonable lawful action to solicit in favour of the Silver Quest Resolution including, without limitation, retaining a proxy solicitation agent to solicit proxies in favour of the Silver Quest Resolution; and (ii) recommend to all securityholders of Silver Quest, as applicable, who are entitled to vote on the Silver Quest Resolution, that they vote in favour of the Silver Quest Resolution.

(d)
Silver Quest shall ensure that the Silver Quest Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Silver Quest Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by New Gold).

(e)
Silver Quest shall conduct its business only and shall not take any action except in the usual, ordinary or regular course of business of Silver Quest and consistent with past practices of Silver Quest or as contemplated in the Silver Quest Disclosure Memorandum and except as contemplated by this Letter Agreement or as consented to in writing by New Gold, Silver Quest shall not, except as provided for in this Letter Agreement or as contemplated in Schedule “A” or in the Silver Quest Disclosure Memorandum, without prior consultation with and the consent of New Gold, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any Silver Quest Shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Silver Quest Shares, or Convertible Securities (other than Silver Quest Shares issuable upon the exercise of currently outstanding Convertible Securities); (iv) redeem, purchase or otherwise acquire any of the outstanding Silver Quest Shares or other securities; (v) split, combine or reclassify any of the Silver Quest Shares; (vi) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its subsidiaries or adopt any plan of liquidation; (vii) reduce its stated capital; or (viii) sell or otherwise dispose of any of the assets of Silver Quest Group outside the ordinary course of business that individually or in the aggregate are material to the Silver Quest Group; (ix) amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits or other terms and conditions of employment or service of any employees or consultants other than with non-executive employees in the ordinary course; (x) make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents of Silver Quest; or (xi) enter into or amend any agreements, arrangements or transactions with any related party.

(f)
Silver Quest shall not, except as provided for in this Letter Agreement, and it shall cause its subsidiaries not to, without prior consultation with and the consent of New Gold, such consent not to be unreasonably withheld, enter into new commitments of a capital expenditure or incur any new contingent liabilities other than: (i) ordinary course expenditures including budgeted expenditures as disclosed in writing to New Gold of less than $50,000; (ii) expenditures required by law; (iii) expenditures made in connection with transactions contemplated in this Letter Agreement; and (iv) such expenses as have been jointly approved by Silver Quest and New Gold.  As described in Section 1(a) above, 80% of the proceeds from the currently outstanding Silver Quest Warrants exercised prior to the Effective Time shall be preserved by Silver Quest and remain in Silver Quest at the Effective Time with the remaining 20% to be transferred to Spinco.

(g)
As soon as reasonably practicable following the execution and delivery of the Definitive Agreement, Silver Quest will apply to a court of competent jurisdiction and obtain an interim order in respect of the Arrangement (the “Interim Order”), on terms satisfactory to each of the Parties.

(h)
Following approval of the Silver Quest Resolution at the Silver Quest Meeting, Silver Quest will forthwith apply to a court of competent jurisdiction for a final order approving the Arrangement (the “Final Order”), on terms satisfactory to each of the Parties.

(i)
Silver Quest will take all necessary further action prior to the completion of the Transaction to render the Silver Quest Rights Plan inapplicable to the Arrangement and the other transactions contemplated by this Letter Agreement.

(j)	Silver Quest will effect the covenants and actions provided in Sections 1, 2 and 3 hereof.

7.	Covenants of New Gold:

New Gold hereby covenants and agrees with Silver Quest as follows:

(a)
New Gold shall promptly furnish to Silver Quest all information concerning New Gold as may be required for the preparation of the Silver Quest Circular and shall, at the request of Silver Quest or its legal counsel, assist Silver Quest with the preparation of the Silver Quest Circular and hereby covenants that no information furnished by New Gold in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided.

(b)
New Gold will use its commercially reasonable best efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable best efforts to apply for and obtain, and will cooperate with Silver Quest in applying for and obtaining, the consents, orders and approvals necessary for New Gold and Silver Quest, respectively, to complete the Transaction.

(c)	New Gold will effect the covenants and actions provided in Sections 1, 2 and 3 hereof.

(d)	New Gold shall use reasonable best efforts to cause the New Gold Shares to be issued to holders of Silver Quest Shares in connection with the Transaction to be listed on the TSX.

(e)
Immediately prior to the Effective Time, provided all other conditions precedents to the completion of the Transaction and that this Letter Agreement or the Definitive Agreement, as applicable, has not been terminated, New Gold will pay to Silver Quest: (i) $2,395,158.83 to cover the latest cash funding requirement (cash call) paid by Silver Quest under the terms of the Davidson property joint venture agreement and (ii) up to $3 million with respect to the Silver Quest Transaction Costs as contemplated in Section 16(a).

8.	Covenants of Spinco:

The Parties agree that the Definitive Agreement will provide a covenant of Spinco in favour of New Gold that as soon as possible after the completion of the Transaction, it shall make all commercially reasonable efforts to seek and obtain a listing for the Spinco Shares on the TSX-V or another more senior stock exchange in North America.

9.	Mutual Conditions of the Transaction:

The obligations of Silver Quest and New Gold to complete the Transaction shall be subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of New Gold and Silver Quest:

(a)
Mutually acceptable and legally enforceable agreements and other documents, including the Definitive Agreement and a deed of transfer to effect the transfer of assets, properties and liabilities of Silver Quest to Spinco (collectively the “Transaction Documents”), shall have been entered into by the Parties to give effect to the Transaction, with the Transaction Documents to contain customary and detailed conditions precedent, representations and warranties, covenants and provisions dealing with the mechanics of completing the Transaction as are typical for a transaction similar in nature to the Transaction.

(b)
The shareholders and, if required by law or the policies of the TSX-V, the Silver Quest Warrant holders and/or Silver Quest Option holders shall have approved the Silver Quest Resolution in accordance with the terms of the Interim Order and all other matters the Parties mutually consider reasonably necessary to complete the Transaction.

(c)	The Final Order shall have been granted on terms acceptable to the Parties, acting reasonably, and shall not have been set side or modified in a manner unacceptable to the Parties, acting reasonably.

(d)
All governmental, court, regulatory, stock exchange, third person and other approvals, consents, waivers, orders, exemptions, agreements and all amendments and modifications to agreements, indentures and arrangements which Silver Quest or New Gold shall consider necessary or desirable in connection with the Transaction shall have been obtained in form satisfactory to Silver Quest and New Gold, acting reasonably.

(e)
There shall have been no action taken under any applicable law or by any governmental or regulatory authority which: (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction; or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Transaction which is, or could be, materially adverse to Silver Quest or New Gold, respectively.

(f)
The distribution of the securities pursuant to the Transaction shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to “control persons” as such term is defined under Canadian securities laws or pursuant to Section 2.6 of National Instrument 45-102).

(g)
The issuance of the securities to the holders of Silver Quest Shares and Silver Quest Options as contemplated by the Transaction shall be exempt from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, and in compliance with all applicable United States state securities laws.

10.	Conditions Precedent to the Obligations of Silver Quest:

The obligations of Silver Quest to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Silver Quest:

(a)	New Gold shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by New Gold prior to the completion of the Transaction.

(b)
The representations and warranties of New Gold contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction.

(c)	New Gold shall have complied in all respects with its covenants in Section 7 of this Letter Agreement.

(d)	There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on New Gold.

(e)
The New Gold Shares to be issued to holders of Silver Quest Shares (including the New Gold Shares issuable upon the exchange of Silver Quest Shares issued to holders of Silver Quest Options in the Arrangement) and Silver Quest Warrants in connection with the Transaction shall have been conditionally approved for listing on the TSX subject to official notice of issuance and other customary conditions.

(f)	Receipt of conditional approval of the TSX-V to the listing of the Spinco Shares on the TSX-V.

(g)	New Gold shall not be in material breach of its obligations under the Definitive Agreement.

(h)
Silver Quest shall have received a written fairness opinion at the time of execution of the Definitive Agreement from Paradigm that the Transaction is fair, from a financial point of view to, the securityholders of Silver Quest, and such opinion shall not have been withdrawn.

11.	Conditions Precedent to the Obligations of New Gold:

The obligations of New Gold to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by New Gold:

(a)	Silver Quest shall have performed and complied in all material respects with all of the covenants and obligations required to be performed by Silver Quest prior to the completion of the Transaction.

(b)
The representations and warranties of Silver Quest contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction.

(c)	Silver Quest shall have complied in all respects with its covenants in Sections 6 of this Letter Agreement.

(d)	There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Silver Quest.

(e)	Silver Quest shall not be in material breach of its obligations under the Definitive Agreement.

(f)	Holders of no more than 5% of the outstanding Silver Quest Shares shall have dissented to the Transaction.

12.	Closing Date:

The Parties shall use their best efforts to complete the Transaction as soon as reasonably possible following the Silver Quest Meeting, prior to December 31, 2011, but in any event by no later than February 15, 2012 (the “Closing Deadline”).  For greater certainty, in the event that the Transaction has not been completed by the Closing Deadline and the Parties have not otherwise agreed to extend the Closing Deadline, each of the Parties shall be entitled to terminate its obligations hereunder other than any obligations which the Parties may then have pursuant to Schedule “A”.

13.	Closing:

The Closing shall take place at the offices of Gowling Lafleur Henderson LLP, 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, no later than the fifth business day following the date on which all conditions to the completion of the Transaction have been fulfilled to the satisfaction of the Parties in whose favour such conditions apply (or been waived by such Parties), or any other place and date agreed to by the Parties.

14.	Acquisition Proposal:

Silver Quest and New Gold agree to be bound by the covenants and provisions set forth in Schedule “A” to this Letter Agreement.

15.	Termination:

Subject to Section 4 of Schedule “A” to this Letter Agreement, if applicable, this Letter Agreement may be terminated at any time prior to the Closing Deadline:

(a)	by New Gold or Silver Quest if the Definitive Agreement is not executed on or before November 5, 2011,

(b)	by mutual written agreement between Silver Quest and New Gold;

(c)
(except in circumstances where this Letter Agreement can be terminated by Silver Quest pursuant to Section 15(g)) by New Gold if: (i) the Silver Quest Board shall have withdrawn or modified in a manner adverse to New Gold its approval or recommendation of the Transaction in accordance with Section 2 or 3 of Schedule “A”; or (ii) Silver Quest shall have entered into a binding agreement with respect to a Superior Proposal (as defined in Schedule “A”); in each case subject to payment of the Termination Payment required to be paid pursuant to Section 4 of Schedule “A”;

(d)
by Silver Quest in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 3 of Schedule “A” and the payment of the Termination Payment required to be paid pursuant to Section 4 of Schedule “A”; provided for greater certainty, that any such termination shall terminate this Letter Agreement for both Parties;

(e)	by Silver Quest or New Gold if the required approval of securityholders shall not have been obtained at the Silver Quest Meeting;

(f)
by either Party if any condition precedent to its obligations has not been satisfied or waived by the Closing Deadline or where it is clear that the condition cannot be satisfied prior to the Closing Deadline; or

(g)
by Silver Quest or New Gold if there is a material breach by the other Party of a material term of this Letter Agreement or Definitive Agreement prior to the Closing Deadline and such breaching Party fails to cure or remedy such breach within 14 days after receiving notice thereof from the other Party; in each case subject to payment of the Termination Payment required to be paid pursuant to Section 5 of Schedule “A”.

16.	Miscellaneous:

(a)
Costs: Subject to the second paragraph of Section 4 of Schedule “A”, each Party shall pay its own respective costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Transaction including expenses related to the preparation, execution and delivery of this Letter Agreement and the documents required hereunder.  Notwithstanding the foregoing, provided: (i) all conditions precedents to the Transaction have been satisfied, (ii) that this Letter Agreement or the Definitive Agreement, as applicable, has not been terminated and (iii) that bills, invoices or other satisfactory written evidence is provided to New Gold, New Gold agrees to pay all of Silver Quest’s legal, accounting, printing, filing, regulatory, costs and fees (including Paradigm’s advisory fees for the Transaction and all applicable taxes) and severance, termination and change of control payments to officers and employees of Silver Quest incurred in connection with or resulting from consummating the Transaction (collectively the “Silver Quest Transaction Costs”), up to a maximum of $3 million, immediately prior to the Effective Time.

(b)
Public Announcements: The Parties agree to make a joint press release with respect to the Transaction as soon as practicable after the date on which this Letter Agreement has become effective and to otherwise coordinate the public disclosure and presentations made by them with respect to the Transaction.  The Parties agree that such press release shall state that the directors and officers of Silver Quest have indicated that they support the Transaction and intend to vote their Silver Quest Shares for the approval of the Transaction.  The Parties further agree that there will be no public announcement or other disclosure of the Transaction or of the matters dealt with herein unless they have mutually agreed thereto, acting reasonably, or unless otherwise required by applicable law or by regulatory instrument, rule or policy based on the advice of counsel.  If either Party is required by applicable law or regulatory instrument, rule or policy to make a public announcement with respect to the Transaction, such Party hereto will provide as much notice to the other Party as reasonably possible, including the proposed text of the announcement.  Prior to the Closing, Silver Quest will consult and coordinate with New Gold prior to issuing any press releases (unless not practicable in order to comply with applicable securities laws) or otherwise making public statements (including, without limitation, participating in analyst calls and investor conferences).

(c)	Monetary References: Any monetary references shall be to the currency of Canada.

(d)
Law: This Letter Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to any conflict of law principles.  Each of the Parties irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

(e)	Amendment: This Letter Agreement may, at any time and from time to time, be amended by written agreement of the Parties hereto.

(f)	Assignment: Neither Party may assign its rights or obligations under this Letter Agreement without the prior written consent of the other Party hereto.

(g)	Binding Effect: This Letter Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

(h)	Waiver: Any waiver or release of any of the provisions of this Letter Agreement, to be effective, must be in writing and executed by the Party hereto granting such waiver or right.

(i)
Confidentiality: Subject to Section 16(b) above, this Letter Agreement and any discussions and/or exchange of information in connection therewith shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Party or as contemplated or provided herein) be disclosed by either Party to any person other than a director, officer, employee, agent, or professional advisor of that Party for purposes connected with the Transaction or other matters contemplated by this Letter Agreement and then only on a confidential and  on a “need-to-know” basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure.

(j)
Notices:  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or in an electronic “portable document format” by electronic mail or sent by prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by either party by notice to the other party); provided that notice to the respective legal counsel of Silver Quest and New Gold set out below shall not constitute notice from one Party to the other Party under this Letter Agreement:

(i)	if to Silver Quest:

Silver Quest Resources Ltd.
650 West Georgia Street, Suite 1410
Vancouver, British Columbia, V6B 4N8

Attention:	Randy Turner, President and Chief Executive Officer
Facsimile:	(604) 687-1448
Email:	rturner@silverquest.ca

with a copy (that shall not constitute notice) to:

Gowling Lafleur Henderson LLP
550 Burrard Street, Suite 2300, Bentall 5
Vancouver, B.C.,V6C 2B5

Attention:	Cyndi Laval
Facsimile	604-443-5629
Email:	cyndi.laval@gowlings.com

(ii)	if to New Gold:

New Gold Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3120
Toronto, Ontario, M5J 2J4

Attention:	Hannes Portmann, Vice President, Corporate Development
Fax:	(416) 324-9494
Email:	Hannes.Portmann@newgold.com

with a copy (that shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza - 40 King Street West
Toronto, Ontario,M5H 3C2

Attention:	André Boivin
Facsimile:	(416) 640-3157
Email:	aboivin@casselsbrock.com

(k)
Entire Agreement: This Letter Agreement, including Schedule “A” hereto and the Silver Quest Disclosure Memorandum, each of which form part hereof, contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

(l)
Further Assurances:  Each Party will make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Letter Agreement and the transactions contemplated herein.

(m)
Counterparts:  This Letter Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

Would you kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof in the place indicated and thereafter returning such executed copy to Silver Quest by no later than 11:59 p.m. (Vancouver time) on October 16, 2011, failing which this Letter Agreement shall be of no force or effect (the “Signing Deadline”).  This Letter Agreement constitutes an irrevocable offer open for acceptance by Silver Quest until the Signing Deadline.

SILVER QUEST RESOURCES LTD. By: “Randy Turner” Name: Randy Turner Authorized Signing Officer
NEW GOLD INC. By: “Robert Gallagher” Name: Robert Gallagher Authorized Signing Officer

SCHEDULE “A”

ACQUISITION PROPOSAL AND TERMINATION FEE

1.	Acquisition Proposal and Superior Proposal

(a)
“Acquisition Proposal” means, with respect to Silver Quest, any inquiry or the making of any proposal to Silver Quest or its shareholders, from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):  (i) a direct or indirect acquisition from Silver Quest or from its shareholders of 20% or more of the voting securities of Silver Quest or its subsidiaries; (ii) a direct or indirect acquisition of assets of Silver Quest or its subsidiaries representing 20% or more of the book value (on a consolidated basis) of Silver Quest; (iii) an amalgamation, arrangement, merger, or consolidation involving Silver Quest or its subsidiaries;  (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Silver Quest or its subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Letter Agreement or which would or could reasonably be expected to materially reduce the benefits to New Gold under this Letter Agreement or the Transaction, except for the purpose of the definition of “Superior Proposal”, reference in the definition of Acquisition Proposal to “20% or more of the voting securities” shall be deemed to be “50% or more of the voting securities” and references to “any acquisition of assets of Silver Quest or its subsidiaries representing 20% or more of the book value (on a consolidated basis) of Silver Quest” shall be deemed to be “any acquisition of assets of Silver Quest or its subsidiaries representing 50% or more of the book value (on a consolidated basis) of Silver Quest”;

(b)
“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party with whom Silver Quest and each of its officers and directors deals at arm’s length and that the Silver Quest Board determines in good faith after consultation with its financial advisors and outside legal counsel: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is fully financed or is reasonably capable of being fully financed; (iii) is not subject to a due diligence condition; (iv) is not subject, by virtue of law or the policies of any stock exchange to the requirement that the issue of shares by the acquiring party be approved by its shareholders; (v) that is offered or made to all shareholders in Canada and the United States of Silver Quest on the same terms; and (vi) would in the opinion of the Silver Quest Board acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of Silver Quest, from a financial point of view, than the terms of the Transaction.

2.	Covenants Regarding Non-Solicitation

(a)
Silver Quest shall, and shall direct and cause its officers, directors, employees, representatives, advisors, and agents and its subsidiaries and their officers, directors, employees, representatives, advisors, and agents to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Silver Quest.

(b)
Subject to Section 3 of this Schedule “A” or unless permitted pursuant to this Section 2, Silver Quest agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(i)
make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)
participate in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii)
remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until ten business days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this Section 2(b)(iii));

(iv)
withdraw, modify, qualify or change in a manner adverse to New Gold, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to New Gold the approval, recommendation or declaration of advisability of the Silver Quest Board of the Transaction (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the Silver Quest Board of the Transaction within two business days after an Acquisition Proposal has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within ten business days of being requested to do so by New Gold, shall be considered a Change in Recommendation);

(v)
enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Transaction is completed or any other transaction agreed to prior to any termination of this Letter Agreement; or

(vi)	make any public announcement or take any other action inconsistent with the recommendation of the Silver Quest Board to approve the Transaction.

Notwithstanding the foregoing and any other provisions of this Letter Agreement, the Silver Quest Board may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Silver Quest after the date of this Letter Agreement and did not otherwise result from a breach of this Section 2 by Silver Quest and that the Silver Quest Board determines in good faith may reasonably be expected to constitute a Superior Proposal, provided, however, that if Silver Quest provides confidential non-public information to such person: (i) Silver Quest obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is on terms that are standard for a transaction of this nature or substantively the same as the confidentiality agreement between the Parties hereto (if any), and otherwise on terms no more favourable to such person than such confidentiality agreement, including a standstill provision (at least as stringent as contained in such confidentiality agreement, if the Parties enter in any such confidentiality agreement); provided, however, that it shall not preclude such person from making a Superior Proposal and (ii) provided that Silver Quest sends a copy of any such confidentiality agreement to New Gold promptly upon its execution and New Gold is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided unless previously provided by New Gold.

(c)
From and after the date of this Letter Agreement, Silver Quest shall promptly (and in any event within 24 hours) notify New Gold, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Silver Quest or any of its subsidiaries.  Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer.  Silver Quest shall keep New Gold fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)
Silver Quest shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by such officers, directors, employees, financial advisors or other advisors or representatives.

3.	Right to Accept a Superior Proposal

(a)
If Silver Quest has complied with Section 2 of this Schedule “A”, Silver Quest may accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 3) received prior to the date of approval of the Transaction by its shareholders and terminate this Letter Agreement if, and only if:

(i)	Silver Quest has provided New Gold with a copy of the Superior Proposal document;

(ii)	Silver Quest has provided New Gold with the information regarding such Superior Proposal required under Section 2(c);

(iii)
the Silver Quest Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Silver Quest Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Letter Agreement and to approve or recommend such Superior Proposal; and

(iv)
five business days shall have elapsed from the later of the date New Gold received written notice (a “Superior Proposal Notice”) advising New Gold that the Silver Quest Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 3, and the date New Gold received a copy of such Superior Proposal document.  In the event that Silver Quest provides New Gold with a Superior Proposal Notice on a date that is less than seven business days prior to the Silver Quest Meeting, Silver Quest shall, at the request of New Gold, adjourn such meeting to a date that is not less than five business days and not more than 10 days after the date of the Superior Proposal Notice.  If the Silver Quest Circular has been sent to the shareholders of Silver Quest prior to the expiry of the five business day period set forth in this Section 3(a) and, during such period, New Gold requests in writing that the special meeting of Silver Quest shareholders proceed, unless otherwise ordered by a court, Silver Quest shall continue to take all reasonable steps necessary to hold the Silver Quest Meeting and to cause the Transaction to be voted on at such meeting.

(b)
During the five business day period referred to in Section 3(a)(iv) of this Schedule “A”, Silver Quest agrees that New Gold shall have the right, but not the obligation, to offer in writing to amend the terms of this Letter Agreement or the Definitive Agreement, as applicable, which offer must be received by Silver Quest prior to 5:00 p.m.  (Toronto time) on the fifth business day of such period in order for such offer to comply with the requirements of this Section 3(b).  The Silver Quest Board will review any written proposal by New Gold to amend the terms of this Letter Agreement or the Definitive Agreement, as applicable, in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by Silver Quest, be at least equivalent to the Superior Proposal.  If the Silver Quest Board so determines, it will enter into an amended agreement with New Gold reflecting the amended proposal.  If the Silver Quest Board does not so determine, Silver Quest may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 4 of this Schedule “A”.

(c)
Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Section 3(a)(iv) of this Schedule “A” and will initiate an additional five business day notice period.

4.	Termination Payment – Superior Proposal, Etc.

In the event that Silver Quest enters into an agreement to effect a Superior Proposal in accordance with Section 3 of this Schedule “A” or the Silver Quest Board makes a Change of Recommendation in respect of the Transaction; then Silver Quest shall pay to New Gold an aggregate amount in cash equal to $5,000,000 (the “Termination Payment”) in immediately available funds as a termination payment.

In addition to the foregoing, if this Letter Agreement is terminated pursuant to the failure by the shareholders of Silver Quest to approve the Transaction at the Meeting and prior to such Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Silver Quest (a “Pending Acquisition Proposal”), has been publicly announced and such Pending Acquisition Proposal is not withdrawn, and within twelve months of the date of such termination Silver Quest completes an Acquisition Proposal, then Silver Quest shall pay to New Gold the Termination Payment set out above.

5.	Termination Payment – Termination for Breach

In the event that either Party terminates the Letter Agreement to which this Schedule “A” is attached pursuant to Section 15(g) of the Letter Agreement, then the breaching Party shall pay to the other Party the Termination Payment in immediately available funds.

The Parties acknowledge that any Termination Payment payable pursuant to Sections 4 and 5 of this Schedule “A” is a payment of liquidated damages which is a genuine pre-estimate of the damages which such Party and its shareholders will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Transaction and is not a penalty.

Upon receipt by a Party of any Termination Payment pursuant to Section 4 or 5 of this Schedule “A”, the Party shall have no further claim against the other Party or its directors, officer, employees, financial advisors or other advisors or representatives in respect of the failure to complete the Transaction.  Nothing in this Section 5 of this Schedule “A” shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach by the other Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

The Parties hereby irrevocably waive any right they may have to raise as a defence that the provisions of Sections 4 and 5 of this Schedule “A” or any such provisions or the amounts therein are excessive, punitive or unenforceable.